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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                        Date of Report: November 10, 1999

                                BAAN COMPANY N.V.

                            Baron van Nagellstraat 89
                                3770 AC Barneveld
                                 The Netherlands
                                       and
                          2191 Fox Mill Road, Suite 500
                           Herndon, Virginia USA 20171
                   (Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

            Form 20-F     X         Form 40-F
                         ---                  ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                     Yes                             No   X
                         ---                             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                      82- N.A.
                          ----

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                                BAAN COMPANY N.V.
                                    FORM 6-K

Pursuant to the Act of 26 March 1998 Amending the Act on the Supervision of the Securities Trade of 1995 (the "Dutch Securities Act") Baan Company N.V., a Netherlands corporation ("Baan"), made its regular quarterly notification under these amendments with the Stichting Toezicht Effectenverkeer ("STE") on October 26, 1999 for the quarterly period July 1 - September 30, 1999 ("3Q99"). Baan reported to the STE that:

      (i) During 3Q99, the Company granted 500,000 options in the Company's shares pursuant to the Baan 1993 Stock Plan;

      (ii) During 3Q99, there were no transactions in Company shares effectuated by Supervisory Board or Management Board Members;

      (iii) Baan will be issuing shares under its Employee Stock Purchase Plan (the "ESPP") in accordance with the pre-determined six-month periods under the ESPP; and

      (iv) Baan has created a three-member committee comprised entirely of outsiders that will be responsible for granting options in the Company's shares under the Company's 1993 Stock Plan.

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          BAAN COMPANY N.V.


                                          By:  /s/  ROBERT GOUDIE
                                              ----------------------------------
                                              Senior Vice President, General
                                              Counsel and Secretary to the Board
                                              of Directors

Date: November 10, 1999